SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

PROTECTION ONE, INC.

(Name of Subject Company)

PROTECTION ONE, INC.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

743663403

(CUSIP Number of Class of Securities)

J. Eric Griffin
Vice President, General Counsel and Secretary
1035 N. 3rd Street
Lawrence, Kansas 66044
(785) 856-5500
(Name, address and telephone number(s) of person authorized to receive notice and communications on behalf of the person(s) filing statement)

Copies To:

R. Scott Falk, P.C.

Roger D. Rhoten

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

MEDIA CONTACT
Robin J. Lampe
Phone: 785.856.9350

INVESTOR CONTACT
Darius G. Nevin
Phone: 785.856.9368

FOR IMMEDIATE RELEASE

PROTECTION ONE TO BE ACQUIRED BY GTCR

LAWRENCE, Kan. and CHICAGO, Ill.., April 26, 2010 — Protection One, Inc. (Nasdaq: PONE), a leading national provider of electronic security services to the residential, commercial and wholesale markets, today announced that it has entered into a definitive agreement to be acquired by affiliates of GTCR, a leading private equity firm that manages more than $8 billion in equity capital.

Under the terms of the agreement, an affiliate of GTCR will commence on or about May 3, 2010 a tender offer to acquire all of the outstanding common stock of Protection One for $15.50 per share in cash, followed by a merger to acquire all remaining outstanding Protection One shares at that same price.  The offer price represents a premium of 13% over the April 23, 2010 closing stock price of $13.76, and a premium of 118% over the $7.10 closing stock price on January 19, 2010, which was the last business day prior to Protection One’s public announcement that it was considering a possible sale of the company.  The total purchase price, including the refinancing of Protection One’s debt, will be approximately $828 million.  JP Morgan Chase Bank, Barclays Capital and TCW/Crescent Mezzanine have committed to providing the debt financing in support of the transaction.

Protection One’s board of directors unanimously approved the transaction, which is subject to customary closing conditions, including minimum levels of participation in the tender offer and regulatory approvals.  The transaction is expected to be completed in the second quarter of 2010.  Upon completion of the merger, Protection One will become a private company, wholly owned by an affiliate of GTCR.

“Our board of directors has determined that the proposed price for the transaction is fair to Protection One’s stockholders.  We also expect that the tender offer will deliver value to Protection One’s stockholders in a more efficient and more immediate fashion than under a traditional merger process,” said Richard Ginsburg, Chief Executive Officer of Protection One.

“This acquisition is an exciting opportunity for GTCR and all of Protection One’s stakeholders.  We are thrilled to be involved in the security alarm monitoring industry for a third time in the past ten years.  We look forward to building on the strong base of business established by Protection One’s top-quality team of employees, while continuing to provide great service to Protection One’s customers,” added David A. Donnini, Principal of GTCR.

Affiliates of Quadrangle Group LLC and Monarch Capital Partners, which together own over 60% of the fully diluted shares (and approximately 70% of the currently outstanding shares) of Protection One, have each executed a tender and support agreement pursuant to which they have agreed to validly tender (and not withdraw) their shares in the tender offer.

Protection One’s financial advisor in the transaction is J.P. Morgan Securities Inc.  and its legal advisor is Kirkland & Ellis LLP.  Lazard Freres & Co. LLC advised Protection One’s board of directors and its independent transactions committee with respect to the fairness of the offer price to be paid in the transaction.

Morgan Keegan & Company, Inc. and Barclays Capital served as M&A advisors and Barnes Associates served as an industry advisor to GTCR.  Latham & Watkins LLP and Skadden, Arps, Slate, Meagher & Flom LLP provided GTCR legal counsel.

About Protection One, Inc.

Protection One is one of the largest vertically integrated national providers of sales, installation, monitoring, and maintenance of electronic security systems to homes and businesses and has been recognized as one of “America’s Most Trustworthy Companies” by Forbes.com.  Network Multifamily, Protection One’s wholly owned subsidiary, is the largest security provider to the multifamily housing market.  Protection One also owns the nation’s largest provider of wholesale monitoring services, the combined operations of CMS and Criticom International.  For more information about Protection One, visit www.ProtectionOne.com.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Financial Services & Technology, Healthcare and Information Services & Technology industries. The Chicago-based firm pioneered the “Leaders Strategy” — finding and partnering with world-class leaders as the critical first step in identifying, acquiring and building market-leading companies through acquisitions and organic growth. Since its inception, GTCR has invested more than $8.0 billion in over 200 companies.  For more information, please visit www.gtcr.com.

Additional Information and Where to Find It

The tender offer described in this announcement has not yet commenced.  This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Protection One’s common stock.  Stockholders are urged to read both the Tender Offer Statement and, if applicable, the Proxy Statement regarding the merger when they become available because they will contain important information.  GTCR, through Protection Acquisition Sub, Inc., will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO, containing the Offer to Purchase, form of Letter of Transmittal and related tender offer documents, and setting forth in detail the terms and conditions of the Tender Offer.  Protection One will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Protection One’s Board of Directors that Protection One stockholders accept the tender offer and tender their shares to GTCR.  If applicable, Protection One will also file with the SEC a Proxy Statement in connection with the merger.  Investors can obtain a free copy of these materials and related documents filed with the SEC (when available) and other documents filed by Protection Acquisition Sub, Inc. or Protection One with the SEC at the website maintained by the SEC at www.sec.gov.  You may also read and copy any reports, statements and other information filed by Protection Acquisition Sub, Inc. or Protection One at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

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Forward-looking Statements: Certain matters discussed in this news release are “forward-looking statements.”  The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability.  Forward-looking statements may include words or phrases such as “we believe,” “we anticipate,” “we expect,” “we intend” or words of similar meaning or their negatives.  Forward-looking statements may describe our future plans, objectives, expectations or goals, including, but not limited to, our exploration of strategic alternatives.  Our actual results may differ materially from those discussed here as a result of numerous factors, including, but not limited to the risk that a condition to the closing of the transaction may not be satisfied and other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period and other factors described in our filings with the SEC.  Please see our Annual Report on Form 10-K for the period ended December 31, 2009 for a discussion of these factors.  Protection One disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this news release.